EXHIBIT 99.1

TeliaSonera Comments Turkish Capital Markets Board's Decision on Cukurova/Alfa-Transaction

STOCKHOLM, Sweden, Oct. 10, 2005 (PRIMEZONE) -- Last Friday, October 7, 2005, the Turkish Capital Markets Board notified their decision on the application from Russian Alfa Group for an exemption from a mandatory tender obligation following a planned transaction with the Turkish Cukurova Group involving Alfa getting an eventual 13.22 percent indirect holding in the mobile operator Turkcell.

According to the decision an exemption is granted with conditions. The decision, states that in case the share amounts should pass beyond the stated amount,13.22 percent, or a change in the management control should occur by any other means, a mandatory tender offer requirement may be imposed.

TeliaSonera believes the decision clearly reflects the lack of transparency in the proposed transaction between Alfa and Cukurova. It also prevents further steps to be taken in the change of shareholdings and management control without additional involvement from the Capital Markets Board.

"Even though TeliaSonera still is concerned about the situation, the decision as such is foresighted as it takes into consideration the uncertainties surrounding the proposed transaction. For the minority shareholders and for the confidence in the capital market it is comforting that the Capital Markets Board has limited its decision to the parts that are known by the market," comments Anders Igel, President and CEO of TeliaSonera.

TeliaSonera believes that Cukurova has breached commitments it made to TeliaSonera in a Shareholders' Agreement relating to Turkcell Holding without which Cukurova would not have control of Turkcell and an agreement entered into in March 2005 pursuant to which Cukurova agreed to sell its Turkcell Holding shares, and thereby, control of Turkcell, to TeliaSonera. TeliaSonera has commenced two arbitrations before the International Court of Arbitration to vindicate these contractual rights. TeliaSonera has consistently maintained that the Alfa transaction is a sale of control of Turkcell that Cukurova has no right to sell.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact: Michael Kongstad, Group Vice President Corporate Communications, TeliaSonera via TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download: http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=138884&fn=wkr0001.pdf

-0-